Exhibit 99.1

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS AS OF
JUNE 30, 2023 AND DECEMBER 31, 2022

AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

i

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	June 30, 2023	December 31, 2022

ASSETS
Current assets:
Cash and cash equivalents	$1,651,452	$8,948,400
Prepaid expenses and other current assets (Note 3)	593,738	297,998
Total current assets	2,245,190	9,246,398

Property and equipment (Note 4)	12,398	18,102
Other assets	12,558	12,143
Total assets	$2,270,146	$9,276,643

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including related party of $660 and $53,365, as of June 30, 2023 and December 31, 2022, respectively	$3,113,025	$2,373,276
Other accrued liabilities, including related party of $19,325 and $4,107 as of June 30, 2023 and December 31, 2022, respectively (Note 5)	779,349	986,437
Total current liabilities	3,892,374	3,359,713

Deferred revenues (Note 6)	2,499,969	2,499,969
Accrued pension liability	164,620	136,122
Total liabilities	6,556,963	5,995,804

Commitments and contingencies (Note 7)

Shareholders’ equity (deficit)
Common shares, CHF 0.02 ($0.02) par value; 35,671,780 authorized; 35,671,780 and 32,428,893 shares outstanding at June 30, 2023 and December 31, 2022, respectively	733,413	668,555
Treasury shares	(64,858)	-
Additional paid-in capital	60,925,046	60,864,530
Accumulated deficit	(65,814,193)	(58,201,455)
Accumulated other comprehensive loss	(66,225)	(50,791)
Total shareholders’ equity (deficit)	(4,286,817)	3,280,839
Total liabilities and shareholders’ equity (deficit)	$2,270,146	$9,276,643

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATING AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2023	2022

Operating expenses:
Research and development	$4,383,625	$5,544,093
General and administrative	3,165,858	3,143,933
Total operating expenses	7,549,483	8,688,026

Operating loss	(7,549,483)	(8,688,026)

Other income (expense), net	(63,127)	56,397
Interest expense	(129)	(9,180)

Net loss	(7,612,739)	(8,640,809)

Other comprehensive loss:
Defined pension plan adjustments	(15,434)	119,027

Comprehensive loss	$(7,628,173)	$(8,521,782)

Basic and diluted net loss per common share	$(0.20)	$(0.54)

Weighted average common shares used for computing basic and diluted net loss per common share	38,176,020	15,892,327

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Common Shares		Treasury	Additional Paid in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Capital	Deficit	Loss	Total
BALANCE, JANUARY 1, 2023	32,428,893	$668,555	$-	$60,864,530	$(58,201,455)	$(50,791)	$3,280,839
Issuance of treasury shares	3,242,887	64,858	(64,858)	-	-	-	-
Stock-based compensation	-	-	-	60,516	-	-	60,516
Defined pension plan adjustments	-	-	-	-	-	(15,434)	(15,434)
Net loss	-	-	-	-	(7,612,739)	-	(7,612,739)
BALANCE, JUNE 30, 2023	35,671,780	$733,413	$(64,858)	$60,925,046	$(65,814,193)	(66,225)	(4,286,817)

	Common Shares		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Capital	Deficit	Loss	Total
BALANCE, JANUARY 1, 2022	16,223,389	$344,445	$(29,497)	$42,084,954	$(41,705,775)	$(151,739)	$542,388
Issuance of common shares registered direct offering, net	1,562,531	31,251	29,057	1,851,205	-	-	1,911,513
Issuance of warrants, net	-	-	-	900,798	-	-	900,798
Issuance of pre-funded warrants, net	-	-	-	1,094,616	-	-	1,094,616
Issuance of common shares in At-The-Market (ATM) financing	-	-	440	30,553	-	-	30,993
Issuance of treasury shares	1,778,592	35,572	(35,572)	-	-	-	-
Defined pension plan adjustments		-	-	-	-	119,027	119,027
Net loss		-	-	-	(8,640,809)	-	(8,640,809)
BALANCE, JUNE 30, 2022	19,564,512	$411,268	$(35,572)	$45,962,126	$(50,346,584)	(32,712)	$(4,041,474)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022
Operating Activities:
Net loss	$(7,612,739)	$(8,640,809)
Adjustments to reconcile net loss to net cash used in in operating activities:
Depreciation expense	5,704	5,704
Stock-based compensation expense	60,516	-
Periodic pension costs	(15,434)	(11,103)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(295,739)	327,792
Accounts payable	739,749	784,844
Other accrued liabilities	(178,590)	(131,848)
Net cash used in operating activities	(7,296,532)	(7,665,420)

Financing Activities:
Proceeds from the issuance of common shares in ATM financing	-	30,993
Proceeds from the issuance of common shares in registered direct offering, net	-	1,911,513
Proceeds from the issuance of pre-funded warrants, net	-	1,094,616
Proceeds from the issuance of warrants, net	-	900,798
Payments on notes payable	-	(349,824)
Net cash provided by financing activities	-	3,588,096

Effect of exchange rate on cash and cash equivalents	(416)	309
Change in cash and cash equivalents	(7,296,948)	(4,077,015)
Cash and cash equivalents at the beginning of period	8,948,400	5,431,202
Cash and cash equivalents at the end of period	$1,651,452	$1,354,187

Supplemental disclosure of non-cash and financing activities:
Issuance of note payable for prepaid insurance	$-	$704,160

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as attention deficit hyperactivity disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

On February 2, 2021, the Company completed the closing of its initial public offering (the “Initial Public Offering”) of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one warrant to purchase one common share (the “Warrants”). The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021, under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or warrants to purchase 722,891 common shares at the public offering price of $0.01 per Warrant, of which the underwriter exercised its option to purchase Warrants to purchase up to 722,891 common shares. These Warrants were issued in the Company’s Initial Public Offering and therefore have the same exercise price of $4.15 per share.

Going Concern

As of June 30, 2023, the Company had an accumulated deficit of approximately $65.8 million and the Company incurred an operating loss for the six months ended June 30, 2023, of approximately $7.5 million. To date, the Company has dedicated most of its financial resources to research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of June 30, 2023, the Company’s cash and cash equivalents were $1.6 million. The Company expects that its existing cash and cash equivalents, including the funds raised as outlined in the subsequent event note, will be sufficient to fund operations until the second quarter of 2024. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of these financial statements.

In response to the ever-evolving biotech and pharmaceutical landscape, NLS has initiated exploration of new strategic opportunities. As part of this process, the Company plans to consider a range of options, including strategic partnerships, out-licensing assets of the Company, and other future strategic actions.

Additionally, the Company’s operating plans may change as a result of many factors that may currently be unknown to the Company including:

●	the progress and costs of the Company’s pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of the Company’s clinical trials and other research and development programs;

●	any cost that the Company may incur under in- and out-licensing arrangements relating to its product candidate that it may enter into in the future;

●	the costs and timing of obtaining regulatory approval for the Company’s product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening the Company’s manufacturing agreements for production of sufficient clinical and commercial quantities of its product candidates;

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

●	the potential costs of contracting with third parties to provide marketing and distribution services for the Company or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional therapeutic applications of the Company’s product candidates and the magnitude of the Company’s general and administrative expenses.

As a result, the Company will require additional capital to finance expenditures related to the manufacture of the Company’s product candidates for use in clinical trials, conducting clinical trials and general and administrative expenses. There can be no assurance that funds will be available, or if they are available, that their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables and indebtedness, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations or force the Company to grant rights to develop and commercialize product candidates that it would otherwise prefer to develop and commercialize on its own.

Accordingly, the accompanying unaudited interim condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these unaudited interim condensed financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these unaudited interim condensed financial statements do not necessarily purport to represent realizable or settlement values. These unaudited interim condensed financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with U.S. GAAP for interim financial information and accordingly do not include all information and disclosures as required by U.S. GAAP for complete financial statements. The year-end unaudited interim condensed balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and any public announcements made by the Company during the interim reporting period.

In the opinion of management, these unaudited interim condensed financial statements reflect all adjustments necessary, which are of a normal recurring nature, to fairly state the balance sheets, statements of operating and comprehensive loss, changes in equity and cash flows for the interim reporting periods presented.

Use of Estimates

The preparation of the unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the interim reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the more significant estimates include the valuation allowance related to the Company’s deferred tax assets.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and any accumulated impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives of property and equipment are five years for furniture and fixtures and three years for software.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Upon retirement or sale, the cost of disposed assets and their related accumulated depreciation are removed from the balance sheet. Any resulting net gains or losses on dispositions of property and equipment are included as a component of operating expenses within the Company’s statements of operating and comprehensive loss. Repair and maintenance costs that do not significantly add value to the property and equipment, or prolong its life, are charged to operating expense as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted based on the fair value on the date of the grant and recognizes compensation expense with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company recognizes forfeitures related to stock-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

The Company classifies stock-based compensation expense in the accompanying consolidated statements of operating and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). Black-Scholes requires a number of assumptions, of which the most significant are share price, expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate and expected dividend rate. The grant date fair value of a common share is determined by the board of directors (the “Board of Directors”) considering, among other factors, the assistance of a valuation specialist and management. The grant date fair value of a common share is determined using the valuation methodologies, which utilize certain assumptions, including probability weighting of events, volatility, time to liquidation, risk-free interest rate and discount for lack of marketability.

Earnings per Share

Basic loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the periods presented. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants with their potential dilutive effect considered using the treasury method. For the six months ended June 30, 2023, 13,297,916 common shares from warrants and 3,242,887 treasury shares were excluded from the computation. For the six months ended June 30, 2022, 9,744,362  shares from warrants and 1,778,592 treasury shares were excluded from the computation.

Treasury Shares

Treasury shares are purchased at cost and recognized as a deduction from equity. Income or loss from subsequent sales is presented in equity.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held outside the United States of America.

Recently Issued Accounting Standards Not Yet Effective

The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of June 30, 2023, and December 31, 2022:

	June 30, 2023	December 31, 2022

Vendor prepayments	$37,817	$65,739
VAT recoverable and other current assets	64,282	41,243
Prepaid insurance	448,503	36,496
Prepaid expenses	43,137	154,520

Total prepaid expenses and other current assets	$593,738	$297,998

Note 4

Property and Equipment, net:

The following table shows the property and equipment as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022

Cost
Furniture and fixtures	$13,341	$13,341
Software	26,219	26,219
Total cost	39,560	39,560
Accumulated depreciation	(27,162)	(21,458)

Total property and equipment, net	$12,398	$18,102

Deprecation and related amortization expense was $5,704 for each of the six-month periods ended June 30, 2023 and 2022.

Note 5

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022

Professional consultants’ expenses	$165,747	$285,398
Vendor liabilities	-	13,000
Expenses	19,325	4,107
Accrued board fees	72,238	149,496
Accrued bonus	456,040	510,678
Other accrued expenses	65,999	23,758

Total other accrued liabilities	$779,349	$986,437

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 6

Deferred Revenues:

In February 2019, the Company entered into a license agreement (the “EF License Agreement”), to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A. (“Eurofarma”), a Brazilian pharmaceutical company. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies the Company’s obligation to advance ongoing development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The Company believes its participation in the joint steering committee is not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement.

The EF License Agreement provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, the Company received a non-refundable, upfront payment, of $2,500,000 and is further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, the Company is also eligible for tiered royalty payments.

The Company identified the licenses granted to Eurofarma and its obligation to advance development activities with respect to Nolazol in the United States as the material promises under the EF License Agreement. For purposes of identifying the Company’s performance obligations under the EF License Agreement, management believes that while the exclusive licenses were granted to Eurofarma at the outset of the EF License Agreement, the grant of those licenses does not singularly result in the transfer of the Company’s broader obligation to Eurofarma under the EF License Agreement.

The Company is obligated under the EF License Agreement to advance its development activities in the United States and those activities precede Eurofarma’s necessary regulatory approvals for commercialization of Nolazol, in Latin American countries. The Company intends to apply its proprietary know-how to the ongoing development activities in the United States involving its intellectual property relating to Nolazol. These development activities are specific to the Company and the Company believes they are not capable of being distinct in the context of the EF License Agreement on the whole.

The licenses provided to Eurofarma are not transferable and without the right to sublicense therefore Eurofarma is not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries has yet to be completed and Eurofarma has yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represent rights to use the Company’s intellectual property with respect to Nolazol for which revenue is recognized at a point in time which is when Eurofarma is able to use and benefit from the licenses. The licenses are considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses are not capable of being distinct until after successful clinical development and regulatory approval and alone do not have standalone functionality to Eurofarma. Management has determined that the licenses, while capable of being distinct, are not distinct as they do not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement will enable Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believes the licenses bundled together with the Company’s development activities in the United States constitute a single distinct performance obligation under the EF License Agreement for accounting purposes (the “License Performance Obligation”).

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

The Company has initially estimated a total transaction price of $2,500,000, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement and as of June 30, 2023 and December 31, 2022, variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

The Company has allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2023 and December 31, 2022, the Company has long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Note 7

Commitments and Contingencies:

Commitments

On March 10, 2021, the Company entered into a License Agreement (the “Agreement”) with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The Agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the Agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations. The Company is not currently involved in any such matters.

Note 8
Share Capital and Public Offerings:

Common Shares:

As of June 30, 2023, the Company had 35,671,780 registered and issued common shares.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

On December 13, 2022, the Company closed a private placement offering with funds affiliated with BVF Partners L.P. (“ BVF”), providing for the issuance of (i) 5,747,126 common shares at a purchase price of $0.87 per share and (ii) pre-funded warrants to purchase 5,747,127 common shares at $0.87 minus $0.02 (CHF 0.02) per pre-funded warrant.

The Company engaged Laidlaw & Company (UK) Ltd. (“Laidlaw”) to serve as the placement agent for the Company in connection with the above-described offering. The Company agreed to pay Laidlaw a cash placement fee of $700,000 and warrants to purchase common shares equal to 5% of the common shares sold in the offering.

In addition, the Company and BVF agreed that until the 30th day following receipt of the official written minutes from the end of the Phase 2 meeting to be held by the Company with the FDA (the “Election Deadline”), among other closing conditions, BVF shall have the right to purchase at a second closing up to $20 million in units, with each unit consisting of one common share and/or pre-funded warrants to purchase one common share, as well as receive warrants to purchase up to 150% of the number of common shares and/or pre-funded warrant shares purchased in the second closing, at a purchase price of $1.50 per unit. The warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase common shares due to its beneficial ownership limitation.

Pursuant to the purchase agreement, the Company agreed to grant BVF the right to participate in future offerings of the Company’s securities for a period from the first closing (the “First Closing”) until the earlier of (i) the 30-month anniversary of the initial closing date or (ii) until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Common Shares. on the same terms, conditions and price provided for in the subsequent financing or the right to purchase a comparable security with a beneficial ownership limitation. In addition, the Company agreed to grant BVF the right to nominate one member to the Company’s Board of Directors and shall continue to recommend to its shareholders to elect such member for a period from the First Closing until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding common shares.

On October 7, 2022, the Company closed on a securities purchase agreement for the issuance in a private placement offering of (i) 5,194,802 common shares at a purchase price of $0.77 per share, and (ii) warrants to purchase up to an aggregate of 2,597,401 common shares at an exercise of $0.70 per share. The Company’s Chairman of the Board of Directors, Ronald Hafner, purchased 324,675 common shares in the offering and the Company’s Chief Medical Officer, George Apostol, purchased 1,298,701 common shares in the offering.

The Company engaged Laidlaw to serve as the placement agent for the Company in connection with the above-described offering. The Company paid Laidlaw a cash placement fee of $140,000 for the securities sold in the offering.

At the closing of the October 2022 offering, the Company’s existing convertible short-term notes, with an aggregate principal balance of $1,530,000 plus all accrued interest, that were issued in August 2022, were automatically converted into 2,516,429 common shares and the holders received warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the common warrants.

On April 25, 2022, the Company closed a registered direct offering with healthcare focused institutional investors alongside participation from Mr. Hafner, for the purchase and sale of (i) 3,015,384 common shares, at a purchase price of $1.04 per share, and (ii) pre-funded warrants to purchase up to 1,184,616 common shares at a purchase price of $1.04 minus CHF 0.02 per pre-funded warrant. Mr. Ronald Hafner, purchased 95,984 of the 3,015,384 common shares in the offering.

 In a concurrent private placement, the Company issued the investors, who also participated in the registered direct offering, warrants to purchase up to 3,150,000 common shares. The warrants have an exercise price of $1.04 per common share, are exercisable six months following the date of issuance and expire 5 years following the initial exercise date. Pursuant to the terms of the securities purchase agreement, dated April 13, 2022, between the Company and the investors, the Company agreed to register and create the common shares issuable upon the exercise of the warrants issued as part of the concurrent private placement. The common shares will first need to be created based on Swiss law upon the exercise of the respective warrants by the investors.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Under the Sales Agreement, common shares will be offered and sold pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission on February 11, 2023. In addition, under the Sales Agreement, sales of common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

On March 5, 2022, the Company entered into a sales agreement (the “Sales Agreement”) with Virtu Americas LLC (“Virtu”), as sales agent~~,~~ initially with $3.9 million eligible to be sold pursuant to the Sales Agreement. On April 13, 2022, the Company reduced the amount that may be sold pursuant to the Sales Agreement to $230,000. The Company will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of common shares and has agreed to provide Virtu with customary indemnification and contribution rights. The Company will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement.

The Company has no obligation to sell any of the common shares under the Sales Agreement and may at any time suspend the offering of its common shares upon notice and subject to other conditions.

Warrants:

On December 13, 2022, concurrent with the offering with BVF, the Company issued Laidlaw warrants to purchase up to 574,712 common shares. The warrants have an exercise price of $2.03 per common share and expire 5 years following the initial exercise date. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $272,892 was allocated from the total net proceeds of the offering.

On October 7, 2022, in a concurrent private placement, the Company issued investors who participated in the offering warrants to purchase up to an aggregate of 2,597,400 common shares at an exercise of $0.70 per share. The warrants will be exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging,” and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $806,510 was allocated from the total net proceeds of the offering.

On August 19, 2022, concurrent with the issuance of short-term convertible notes payable, the Company issued the noteholders warrants to purchase up to an aggregate of 307,844 common shares at an exercise price of $0.50 per share. The warrants are exercisable immediately and will have a term of 2 years. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $67,008 was accounted for as debt discount. On October 7, 2022, upon conversion of the notes payable, the Company issued the noteholders additional warrants to purchase up to an aggregate of 1,258,214 common shares at an exercise price of $0.70 per share. The warrants are exercisable six months after their issuance and expire five years following the date that the warrants are initially exercisable. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The fair value of the warrants issued of $534,966 was included in the loss on conversion of convertible notes payable.

On April 25, 2022, in a concurrent private placement, the Company issued investors, who also participated in the April 2022 registered direct offering, warrants to purchase up to 3,150,000 common shares. The warrants have an exercise price of $1.04 per common share, are exercisable six months following the date of issuance and expire 5 years following the initial exercise date. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $1,477,835 was allocated from the total net proceeds of the common share issuance on a relative basis to the common shares and warrants.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

The following table summarizes the common share warrant activity for the six months ended June 30, 2023:

Balance at January 1, 2023	19,045,043
Issuances	-
Exercises	-
Balance at June 30, 2023	19,045,043

The intrinsic value of exercisable but unexercised in-the-money common share warrants at June 30, 2023 was $8,123,773.

Treasury Shares:

In the first half of 2023, through a capital increase of CHF 64,857 divided into 3,242,887 shares, the Company issued treasury shares from its authorized capital for the same amount . On December 31, 2022, the Company held no such treasury shares.

Option Plan

On December 14, 2021, the Board of Directors adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The Board of Directors allocated fifteen percent (15%) of the Company’s fully diluted shares to awards that may be made pursuant to the Option Plan.

The exercise prices, vesting and other restrictions of the awards to be granted under the Option Plan are determined by the Board of Directors, except that no stock option may be issued with an exercise price less than the fair market value of the common shares at the date of the grant or have a term in excess of ten years. Options granted under the Option Plan are exercisable in whole or in part at any time subsequent to vesting.

The following table summarizes total stock option activity for the year ended June 30, 2023:

	Number of Options	Weighted Average Exercise Price

Balance at December 31, 2022	1,333,123	-
Granted	-	-
Exercised	-	-
Expired/cancelled	(245,809)	-
Balance at June 30, 2023	1,087,314	$1.29
Options vested and exercisable	384,300
Options expected to vest	703,014

The weighted average remaining contractual life of each of the options outstanding, options vested and exercisable and options expected to vest at June 30, 2023 was 9.5 years.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

The following table summarizes unvested stock option activity for the year ended December 31, 2022:

	Non-Vested Options	Weighted Average Grant date Fair Value

Balance at December 31, 2021	-	-
Granted	1,333,123	-
Vested	(50,000)	$0.22
Forfeited	-
Balance at December 31, 2022	1,283,123	$0.25

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those stock options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of June 30, 2023, was $1.10 and the aggregate intrinsic value for options outstanding and expected to vest each year was $49,113. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Stock-based compensation expense for the six months ended June 30, 2023, was $60,516. As of June 30, 2023, total unrecognized stock-based compensation expense relating to unvested stock options was $262,574. This amount is expected to be recognized over a weighted-average period of 1.75 years.

Note 9

Related party consulting agreements:

In October 2019, the Company entered into a collaboration agreement with Adya Consulting, a company founded and managed by the Company’s then Chief Operating Officer, Silvia Panigone. Pursuant to the collaboration agreement, the Company agreed to pay Adya Consulting a one-time fee of CHF 2,500 ($2,705) for due diligence activities as well as a success fee of 5% for raising funds. For the six months ended June 30, 2023, and 2022, the Company recorded fees to Adya Consulting of $0 and $19,386 included in research and development expenses, respectively, on the statement of operating and comprehensive loss. Effective May 1, 2021, Ms. Panigone entered into an employment agreement with the Company. On September 5, 2022, the Company and Ms. Panigone agreed that she will leave her position as Chief Operating Officer on November 30, 2022.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity for a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, a merger or acquisition transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the six months ended June 30, 2023, and 2022, the Company recorded fees to CHG BioVenture SA of $64,378 and $74,989, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss.

The Company entered into a new consulting agreement starting May 1, 2021, for the continuation of Mr. Girsault’s engagement with the Company in his current role. Pursuant to the new agreement, the Company has agreed to pay CHG BioVenture SA a monthly fee CHF 4’375 ($4,733) plus 7.7% VAT for his services. In addition, CHG BioVenture SA is eligible for a 1% success fee payment in the event of closing of a partnering agreement in China.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

In March 2021, the Company entered into a consulting agreement with Mr. Subhasis Roy, the Company’s then Interim Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement was terminatable by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Roy that could not be cured. The consulting agreement contained customary confidentiality provisions and provided for an 18-month non-solicitation clause. For the six months ended June 30, 2023 and 2022, the Company recorded fees to Mr. Roy of $0 and $49,728, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss. The Company entered into a new consulting agreement starting July 2021 for the continuation of Mr. Roy’s engagement with the Company. On May 31, 2022, Mr. Roy resigned as the Company’s Interim Chief Financial Officer. Mr. Roy continued to provide transition services to the Company through June 30, 2022.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2023 and 2022, the Company recorded fees to Mr. Konofal of $121,709 and $103,582, respectively, included in research and development expenses on the statement of operating and comprehensive loss. The Company entered a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

In March 2021, the Company entered into a consulting agreement with Mr. Carlos Camozzi, the Company’s then Interim Medical Director, pursuant to which the Company agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement could be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2023 and 2022, the Company recorded fees to Mr. Camozzi of $0 and $75,121, respectively, included in research and development expenses on the statement of operating and comprehensive loss. Mr. Camozzi left his position as Interim Medical Director on September 9, 2023.

In June 2022, the Company entered into a consulting agreement with Mr. Chad Hellmann, the Company’s then Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Hellmann an annual salary of $160,000 for his services. Additionally, Mr. Hellmann was eligible for a bonus of up to $56,000 and he was eligible to receive an option award under the Option Plan. For the six months ended June 30, 2023, and 2022, the Company recorded fees to, the Company recorded fees to Mr. Hellmann of $66,665 and $13,333, included in general and administrative expenses on the statement of operating and comprehensive loss.  Mr. Hellmann resigned as of May 31, 2023.

In December 2022, the Company entered into a consulting agreement with Ms. Marianne Lambertson, the Company’s current Head of Corporate Communications & Investor Relations, pursuant to which the Company agreed to pay Ms. Lambertson a monthly retainer of $12,500 for her services. Additionally, Ms. Lambertson will be eligible for a one-time cash bonus based on the share value appreciation on 10,000 phantom shares with share appreciation defined as the difference in the opening share price commencing January 1, 2023, and the closing price ending April 30, 2023. For the year ended December 31, 2022, the Company recorded fees to Ms. Lambertson of $12,500 included in general and administrative expenses on the statement of operating and comprehensive loss. For the six months ended June 30, 2023, the Company recorded fees to Ms. Lambertson of $75,000 included in general and administrative expenses on the statement of operating and comprehensive loss.

In December 2022, the Company entered into a consulting agreement with Ms. Astrid Sommer, the Company’s Head of Human Resources, pursuant to which the Company agreed to pay Ms. Sommer a fixed monthly retainer of $4,756 (CHF 4,400) with an additional per hour rate of $270 (CHF 250) for hours exceeding 20 hours per month. For the year ended December 31, 2022, the Company recorded fees to Ms. Sommer of $4,042 (CHF 3,740) included in general and administrative expenses on the statement of operating and comprehensive loss. For the six months ended June 30, 2023, the Company recorded fees to Ms. Sommer of $39,363 included in general and administrative expenses on the statement of operating and comprehensive loss. Ms. Sommer left her position as Head of Human Resources on May 31, 2023.

In December 2022, the Company entered into a consulting agreement with Mr. Thomas Curatolo, the Company’s current Head of U.S. Commercialization, pursuant to which the Company agreed to pay Mr. Curatolo a monthly retainer of $16,000 per month for his services. Additionally, Mr. Curatolo is eligible to receive a 50,000-option award under the Option Plan. For the year ended December 31, 2022, the Company recorded fees to Mr. Curatolo of $16,000 included in general and administrative expenses on the statement of operating and comprehensive loss. For the six months ended June 30, 2023, the Company recorded fees to Mr. Curatolo of $96,000 included in general and administrative expenses on the statement of operating and comprehensive loss.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 10

Subsequent Events:

Management has evaluated subsequent  events that have occurred through December 6, 2023, the date these financial statements were issued.

On September 28, 2023, the Company entered into a short-term loan agreement with Ronald Hafner, the Company’s Chairman of the Board of Directors, providing for an unsecured loan to the Company in the aggregate amount of CHF 500,000. The loan bears interest at a rate of 10% per annum and matures on November 30, 2023.

On October 25, 2023, the Company announced that it had received a written notice from Nasdaq Stock Market LLC indicating that the Company was not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share. The Company has been granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. The Company has until April 16, 2024, to regain compliance with the minimum bid price requirement.

On November 10, 2023, the Company, received a letter (the “Letter”), from its independent auditor, PricewaterhouseCoopers AG (the “Auditor”). The Letter, which was issued pursuant to Art. 725 and Art. 725b par. 1 of the Swiss Code of Obligations, requested that the Company provide a balance sheet at going concern and liquidation values as of October 31, 2023, to assess whether the Company’s equity showed an excess of liabilities over assets, with such balance sheet required to be provided no later than November 20, 2023. The Auditor advised it was issuing the Letter, in part, due to the fact that it has been advised that the Company would not have sufficient cash to fund its operations through December 31, 2023.

On November 15, 2023, the Company entered into a series of short-term loan agreements with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for unsecured loans to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000). The loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024, or a liquidity event with a strategic partner. The Company believes that the proceeds from the loas will resolve the issues raised by the Auditor in the Letter. In addition, the Company and Mr. Hafner agreed to extend the maturity of the previous short-term loan of CHF 500,000 that Mr. Hafner extended to the Company on September 28, 2023, such that it now expires on June 30, 2024.

On November 15, 2023, the Company reported that had selected a strategic partner and executed a non-binding term sheet for the out-licensing of its intellectual property, including its key asset Mazindol. The financial terms of the term sheet have not yet been finalized. Additionally, the Company has reported that it has implemented a workforce reduction of approximately 50%. This includes a pause on consulting agreements, reduction in non-clinical staff and reduction in non-essential operating expenses.

On December 1, 2023, the Company announced that it had entered into an exclusive worldwide option agreement with Aexon Labs, Inc., a privately held U.S. company (“Aexon Labs”), under which it may acquire global development and commercialization rights to Aexon Labs’ Dual Orexin Receptor Agonists platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. The transaction will be structured as an exclusive worldwide license for the development and commercialization by the Company of the Aexon Labs’ compounds and their derivatives. The Company must exercise its option by no later than March 31, 2024. It will pay Aexon Labs an upfront payment of $30,000 for the option exclusivity, and $170,000 upon execution of the definitive agreement to exercise the option. In addition, Aexon Labs will receive 15% of all proceeds earned by the Company in any future sub-licensing agreements which include upfront payments, regulatory milestones, commercial milestones and royalties earned during the first three years of commercialization in the U.S. and in the EU. The Company will be the sole party responsible for the design and execution of the research and development plan, for the conduct and management of the preclinical as well as clinical studies, and for the interactions with the U.S. Food and Drug Administration and/or any other regulatory agency. The Company will pay all costs associated with executing and completing those studies, as well as those associated with the preparation and submission of a new drug application. The Company will pay for all studies in all indications and regulatory filings in the U.S. as well as outside of the U.S. Eric Konofal, MD, PhD, who works under a part-time consulting agreement for the Company as its Chief Scientific Officer, is the president and founder of Aexon Labs, and owns 59% of Aexon Labs. Alexander Zwyer, Chief Executive Officer of NLS, owns 35% of Aexon Labs. Mr. Zwyer holds no board or executive position at Aexon Labs.